P.E. 1/31/02

1003935





SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the period of January 1, 2002
To January 31, 2002

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A_

Exhibit Index on Page 4

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 OF NICE-SYSTEMS LTD. (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996).

CONTENTS

This Report on Form 6-K of NICE-Systems Ltd. (the "Company") consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Leora Meridor and Dan Falk join NICE Systems Board of Directors. Dated: January 1, 2002.
2. Press Release: Nice Systems schedules fourth quarter 2001 conference call and earning release. Dated January 3, 2002.
3. Press Release: Nice Systems announces new integration with knowlagent to increase customer loyalty and operational efficiency. Dated January 16, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.



By: ______________________
Name: Daphna Kedmi
Title: Corporate Secretary

Dated: Feb. 5, 2002

EXHIBIT INDEX

Exhibit 1

NICE

BUSINESS NEWS

Leora Meridor and Dan Falk Join NICE Systems Board of Directors

Ra'anana, Israel, January 1, 2002 - NICE Systems (Nasdaq: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that Leora (Rubin) Meridor and Dan Falk will join its board of directors as external directors, replacing Tamar Ben David and Avshalom Horan who completed their five year terms.

Haim Shani, NICE's president and CEO said, " I am grateful for the insight and leadership that Tamar Ben David and Avshalom Horan brought to our board during the past five years. I am also delighted to welcome Leora Meridor and Dan Falk. Their extensive skills and management experience will be a valuable asset as NICE moves forward to enhance its long term growth and profitability."

Leora Meridor has been the chairman of the board of Bezeq International, Poalim Capital Markets, and Walla, since 2000. Ms. Meridor served as senior vice president, head of the credit and risk management division of the First Bank of Israel from 1996 - 2000, and previously held several positions at the Bank of Israel, most recently as head of the research department.

Dan Falk has been the COO & CEO of Sapiens International NV since 1999. He was formerly the executive vice president and CFO of Orbotech Ltd, and, from 1973 to 1985, he served in several executive positions in the Israel Discount Bank.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Trademark note: 360⁰ View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NiceCMS, NICE Feedback, NiceFix,

NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

Media

Susan Cohen	NICE Systems	972-9-775-3507
susan.cohen@nice.com		

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409
cmginternational@msn.com		

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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Exhibit 2

NICE

BUSINESS NEWS

NICE Systems Schedules Fourth Quarter 2001 Conference Call and Earnings Release

Ra'anana Israel – January 3, 2002 - NICE Systems (NASDAQ: NICE), a worldwide leader in multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that it will report its fourth quarter and year end 2001 financial results on Wednesday, February 6, 2002. NICE management will host a teleconference at 8:30 (ET) 15:30 Israel to discuss the results and the company's outlook.

To take part in the conference call you can use the following numbers.

Live Conference Call
US Toll-free: 1-877-370-1460
International: ++ 1-706-679-3312
Israel: 03-925-5910

Replay
US Toll-free: 1-888-269-0005
International: ++ 972-3-925-5950
Israel: 03-925-5950

The replay number is available for up to 72 hours after the call.
No access code is needed for the replay.

This call will be broadcasted live on http://www.nice.com. An online replay will also be available approximately one hour after the call.

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, the United Kingdom, France and Hong Kong. The company operates in more than 70 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Trademark note: 360° View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

For more information, contact:

Rachela Kassif	**NICE Systems**	**972-9-775-3899**
investor.relations@nice.com		**877-685-6552**
Claudia Gatlin	**CMG International**	**973-316-9409**

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's Products, inability to timely develop and introduce new technologies, Products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE

Exhibit 3

BUSINESS NEWS

NICE Systems Announces New Integration with Knowlagent to Increase Customer Loyalty and Operational Efficiency

Ra'anana, Israel, January 16, 2002—NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, and Knowlagent, the technology company that increases the profitability of customer relationships by aligning employee performance with company objectives, today announced the release of NICE Learning™ powered by Knowlagent. This new solution will deliver individualized, targeted training directly to the agent's desktop based on evaluations and analysis of call handling skills for recorded customer calls.

NICE and Knowlagent also signed a joint development agreement that includes the delivery of advanced and innovative e-learning features that will be available through the NICE Learning solution.

"This integration enables quality supervisors to identify individual training needs, deliver customized courses to the agents' desktops, and measure the overall course effectiveness within NICE's NiceUniverse® quality applications", commented Lior Arussy, NICE vice president of corporate marketing. "This combined quality management and e-learning system provides the most efficient way to increase agents' skills and improve the overall quality performance of the contact center. With this level of integration, NICE Learning is the most advanced contact center e-learning solution currently available."

"Now NICE customers can not only identify quality issues but can correct them through prescriptive training that aligns employee performance with company objectives," said John McIlwaine, Knowlagent founder and co-chairman. "Performance drives success and by addressing individual issues real-time, customer satisfaction and profitability are ultimately increased."

The NICE Learning solution also features:

- Integrated reports including quality scores and training results
- Fully integrated system administration
- Delivery of specific training modules based on quality evaluation results and agent profiles directly from the NiceUniverse applications
- Creation of multimedia training presentations including NICE recordings as examples of good or poor service

NICE Learning is currently available through NICE's global distribution channels.

About Knowlagent
Founded in 1995, Knowlagent increases the profitability of customer relationships by aligning human performance with company objectives. Knowlagent's e-Learning and analysis tools identify individual productivity and skill deficiencies and address them during workflow downtimes. With our easy to use suite of products, companies can author, deliver, test and track the results of real-time, customized e-Learning. Knowlagent is used by more than 20,000 call agents worldwide at companies such as Kaiser Permanente, First Union, and Sprint. For more information, visit www.knowlagent.com.

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Media

Susan Cohen	NICE Systems	972-9-775-3507
susan.cohen@nice.com		
Lior Arussy	NICE Systems	800-663-5601
lior.Arussy@nice.com		

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409
cmginternational@msn.com		

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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